
THE CHINA FUND, INC. (CHN)



Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$26.38
Market price	US$29.48
Premium/(discount)	11.75%
Fund size	US$382.4m

Source: State Street Corporation

At February 28, 2006		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	2.9	0.6
Year to date	13.7	7.1
One year	8.7	16.0
Three years %pa	25.6	26.3

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

China is about to become more socialist. This might seem a strange thing to write about a communist country, but in many aspects - its lack of health insurance, unfunded pension liabilities and poor working conditions - Chinese communism closely resembles the raw capitalism of nineteenth century America. Since coming to power, Hu Jintao and Wen Jiabao have recognised that improving conditions for the 70% of the Chinese population which still lives in the countryside is critical to the Communist Party's hold on power; too many dynasties have been overthrown by millenarian revolts led by discontented farmers. Moreover, the stimulation of consumption, especially in the countryside, will offer an alternative source of growth, reducing the extent to which China relies on its two current motors of growth - exports and investment. Rising exports are causing increasing tension with China's main trading partners and putting upward pressure on the currency, while investment spending often results in over-capacity and non-performing loans. This change of strategy will be evident at the National People's Congress, which will emphasise the improvements being made to social security in order to persuade the Chinese people to stop saving and start spending. We have already seen some progress being made in reforming taxes.

China's politicians will need to work hard to hold the renminbi to its current path of only creeping appreciation given its strong trade performance: exports rose by 28% (year-on-year) in January and another substantial monthly trade surplus, this time of US$9.5billion, was recorded; Hu Jintao may be given a bumpy ride in late April when he visits Washington ahead of US mid-term elections. Inflation picked up in January (Consumer Price Index +1.9%) and seems likely to move higher as utility costs rise and commodity prices remain resilient. Money growth is running ahead of target - M2 (a measure of money supply) rose by 19.2% in January, and the People's Bank has already started to take some measures to tighten credit a little.

In a short month, shortened further by the extended celebrations which accompanied the Chinese New Year, markets were essentially flat. Intra-month fluctuations pivoted on oil price volatility and changing perceptions of how much further US interest rates might rise. The market seems capable of believing two incompatible things - buying commodities on the basis that rapid global economic growth will be sustained, while simultaneously buying property on the grounds that US rates are about to peak. Something has got to give. The Fund is positioned defensively, in the expectation of a slowdown in the US.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is 97.5% invested with holdings in 72 companies, three of which are unlisted. The Fund has a 17.1% weighting to the Renminbi-denominated A-share market. In Hong Kong, the best performers in February included Shineway Pharmaceutical, Digital China and Asia Aluminium. Among the A-share holdings, Minsheng Bank, Zhenhua Port Machinery and Kweichow Moutai were all strong. Stocks listed in Taiwan generally lagged as President Chen Shui-bian sought to bolster his fading support within his own party by making pro-independence gestures. Because Chen lacks a majority in the Legislative Yuan, these moves cannot come to anything, but they will tend to hold back the fundamentally cheap Taiwan market until the Kuomintang's almost certain return to power in 2008 draws closer.

Turnover within the Fund was light in February. We added to the laggard consumer play, Lianhua Supermarket, and followed Mr Li Ning's lead in taking profits in his sportswear chain. We subscribed to the Initial Public Offering (IPO) by carton maker Nine Dragons.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

Over the last few months the regulatory uncertainties relating to the offshore listing of private equity investments in China have been clarified and deal activity has increased sharply. While these issues were being resolved we moved our focus away from manufacturing and towards service industries. Over time, we expect that the service sector will show superior growth and profitability compared to companies operating in tradable good sectors. Domestic demand growth is outpacing overall Gross Domestic Product (GDP) growth and the service sector shows greater ability to build secure business franchises that are not easily copied by competitors. By investing in these companies at an early stage in their life cycles we can attain substantial ownership at modest valuations. We are now working on a number of transactions in the education, media and healthcare areas that should lead to deals being closed over the next quarter.

With the high level of investor interest in the Chinese stockmarket creating an attractive exit market, we continue to look for attractive opportunities to realize value from the existing portfolio.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$423.7m
Shares outstanding	14,496,220
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	45.8%
■ Hong Kong 'H' shares	9.3%
■ Taiwan	18.0%
■ Singapore	1.8%
■ United States 'N' shares	1.9%
■ 'A' share access product	17.1%
■ Direct	3.6%
■ Other assets & liabilities	2.5%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Consumer discretionary	15.2%	5.9%
Information technology	14.7%	26.0%
Financials	14.2%	30.4%
Industrials	13.5%	10.7%
Materials	8.4%	6.5%
Energy	8.2%	6.9%
Consumer staples	7.2%	1.0%
Utilities	6.5%	5.0%
Telecommunications	4.4%	7.6%
Healthcare	4.2%	-
Index fund	1.0%	-
Other assets & liabilities	2.5%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	2.9	1.0
Year to date	13.7	27.2
Three years %pa	25.6	33.6

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (3.6%)

CDW Holdings Ltd	Information technology	1.9%
Global e Business	Information technology	0.8%
Captive Finance	Financials	0.8%
teco Optronics	Information technology	0.1%

15 LARGEST LISTED INVESTMENTS (42.1%)

Chaoda Modern Agriculture	Consumer staples	5.3%
China Life Insurance	Financials	4.0%
Zijin Mining	Materials	3.5%
China Minsheng Banking	Financials	3.1%
TPV Technology	Industrials	2.9%
Tripod Technology	Information technology	2.8%
Cathay Financial	Financials	2.7%
Xinao Gas	Utilities	2.6%
Solomon Systech	Information technology	2.5%
Merry Electronics	Consumer discretionary	2.5%
Anhui Expressway	Utilities	2.2%
Golden Meditech	Healthcare	2.2%
Shanghai Zhenhua Port Machinery	Industrials	2.1%
China Netcom	Information technology	1.9%
Bio-Treat Technology	Utilities	1.8%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**2.9**	**21.5**	**13.7**	**8.7**	**25.6**	**21.6**	**8.9**
MSCI Golden Dragon	0.6	11.6	7.1	16.0	26.3	6.0	n/a
Hang Seng Chinese Enterprise	3.6	29.2	22.0	26.9	43.8	29.3	n/a
Shanghai Stock Exchange 180	4.3	19.7	13.4	3.2	(3.5)	n/a	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2006 Bloomberg LP for the Hang Seng Chinese Enterprise and the Shanghai Stock Exchange 180. For a full description of each Index please see the final page of this document.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of February 28, 2006.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of February 28, 2006.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.58	2.51
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20	0.22
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27	2.29
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.11	0.00

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**45.8%**
Chaoda Modern Agriculture	682 HK	HK$4.7	34,089,900	20,431,005	5.3%
China Life Insurance	2628 HK	HK$8.9	13,497,000	15,308,441	4.0%
Zijin Mining	2899 HK	HK$4.6	22,242,000	13,258,568	3.5%
TPV Technology	903 HK	HK$8.6	9,968,000	10,984,624	2.9%
Xinao Gas	2688 HK	HK$6.6	11,560,000	9,759,109	2.6%
Solomon Systech	2878 HK	HK$3.7	20,698,000	9,737,160	2.5%
Golden Meditech	8180 HK	HK$2.3	27,900,000	8,360,615	2.2%
China Netcom	906 HK	HK$13.9	4,078,000	7,279,609	1.9%
Shangri-La Asia	0069 HK	HK$12.5	4,318,000	6,928,880	1.8%
Lenovo	992 HK	HK$3.2	15,858,000	6,540,477	1.7%
Comba Telecom Systems	2342 HK	HK$3.1	16,118,000	6,336,100	1.7%
Ports Design	589 HK	HK$10.0	4,721,500	6,085,427	1.6%
Agile Property	3383 HK	HK$4.6	10,292,000	6,068,787	1.6%
China Fire Safety	8201 HK	HK$0.8	50,380,000	5,259,618	1.4%
China Shineway Pharmaceutical	2877 HK	HK$5.0	7,615,000	4,907,394	1.3%
China Travel	0308 HK	HK$2.1	13,840,000	3,790,583	1.0%
Digital China	861 HK	HK$2.8	10,692,000	3,789,681	1.0%
FU JI Food & Catering	1175 HK	HK$16.1	1,758,000	3,648,008	0.9%
Li Ning	2331 HK	HK$6.7	3,726,000	3,193,563	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.7	32,780,000	2,999,704	0.8%
Fountain Set	420 HK	HK$3.5	6,714,000	2,985,461	0.8%
Asia Aluminium	930 HK	HK$1.0	23,250,000	2,876,771	0.7%
Parkson Retail	3368 HK	HK$19.7	1,080,500	2,743,482	0.7%
TCL Multimedia Technology	1070 HK	HK$1.1	15,190,000	2,251,473	0.6%
China Rare Earth	769 HK	HK$1.1	15,254,000	2,182,317	0.6%
Ocean Grand Chemicals	2882 HK	HK$0.9	17,379,000	1,926,346	0.5%
Beiren Printing Machinery	187 HK	HK$1.9	7,000,000	1,714,205	0.5%
China Power International	2380 HK	HK$2.5	5,191,000	1,655,912	0.4%
Asia Zirconium	395 HK	HK$0.7	13,196,000	1,190,560	0.3%
Nine Dragons Paper	2689 HK	HK$3.1	1,257,000	556,403	0.1%
Arcontech	8097 HK	HK$0.1	18,386,000	236,973	0.1%
Hong Kong 'H' shares					**9.3%**
Anhui Expressway	995 HK	HK$4.7	13,938,000	8,398,333	2.2%
China Shenhua Energy	1088 HK	HK$11.8	4,536,500	6,870,207	1.8%
BYD	1211 HK	HK$15.6	3,225,000	6,442,767	1.7%
Sinotrans	598 HK	HK$3.4	12,835,000	5,459,098	1.4%
China Oilfield Services	2883 HK	HK$4.0	9,546,000	4,921,443	1.3%
Lianhua Supermarket	980HK	HK$9.8	2,859,000	3,611,198	0.9%
Taiwan					**18.0%**
Tripod Technology	3044 TT	NT$103.0	3,334,095	10,582,635	2.8%
Cathay Financial	2882 TT	NT$62.6	5,438,000	10,490,402	2.7%
Merry Electronics	2439 TT	NT$102.5	3,012,016	9,513,926	2.5%
Advanced Semiconductor Engineering	2311 TT	NT$27.0	5,698,000	4,740,944	1.2%
Premier Image Technology	2394 TT	NT$40.8	3,371,000	4,238,357	1.1%
Radiant Opto-Electronics	6176 TT	NT$85.5	1,500,000	3,952,173	1.0%
Uni-President Enterprises	1216 TT	NT$18.5	6,729,000	3,836,197	1.0%
Fubon Financial	2881 TT	NT$29.1	4,134,721	3,707,813	1.0%
Taiwan Green Point	3007 TT	NT$84.4	1,286,783	3,346,774	0.9%
Data Systems Consulting	2447 TT	NT$23.6	4,362,043	3,172,346	0.8%
Cheng Shin Rubber	2105 TT	NT$24.1	4,129,481	3,060,477	0.8%
China Metal Products	1532 TT	NT$26.2	3,584,000	2,893,663	0.8%
Taiwan FamilyMart	5903 TT	NT$50.0	1,645,592	2,543,148	0.7%
Yieh United Steel	9957 TT	NT$8.6	9,483,000	2,498,564	0.7%
Singapore					**1.8%**
Bio-Treat Technology	BIOT SP	SG$1.2	9,799,000	6,950,288	1.8%
United States 'N' shares					**1.9%**
The9	NCTY US	US$20.9	184,861	3,869,141	1.0%
China Techfaith Wireless	CNFT US	US$12.5	233,338	2,916,725	0.8%
Chindex International	CHDX US	US$7.4	69,987	514,404	0.1%
'A' share access products					**17.1%**
China Minsheng Banking		US$0.7	18,401,722	12,034,726	3.1%
Shanghai Zhenhua Port Machinery		US$1.5	5,287,861	8,122,154	2.1%
China Yangtze Power		US$0.8	7,577,738	6,388,033	1.7%
China Petroleum & Chemical		US$0.7	7,899,000	5,197,542	1.4%
Kweichow Moutai		US$7.7	547,906	4,243,532	1.1%
Qinghai Salt Lake Potash		US$1.7	2,396,122	4,020,693	1.1%
iShares Asia Trust-FTSE/Xinhua		HK$54.0	580,000	4,033,021	1.0%

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Shenergy		US$0.7	5,940,000	3,950,100	1.0%
Youngor		US$0.5	7,562,730	3,773,802	1.0%
Shanghai International Airport		US$2.0	1,799,974	3,594,548	0.9%
Shanghai Port Container		US$1.5	2,434,945	3,557,455	0.9%
China Merchants Bank		US$0.8	4,199,962	3,494,368	0.9%
Xinjiang Tebian Electric		US$1.0	3,577,791	3,470,457	0.9%
Direct					**3.6%**
CDW Holdings Ltd			60,000,000	7,216,209	1.9%
Global e Business			40,000	3,051,211	0.8%
Captive Finance			2,000,000	3,045,000	0.8%
teco Optronics			1,861,710	150,000	0.1%
Other assets & liabilities					**2.5%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Company Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

MSCI Golden Dragon Index
The MSCI Golden Dragon is a free float-adjusted market capitalization index that is designed to measure equity market performance in the China region. As of May 2005 the MSCI Golden Dragon Index consisted of the following country indices: China, Hong Kong and Taiwan.

Hang Seng China Enterprise Index
The Hang Seng China Enterprise Index is a capitalization-weighted index comprised of state-owned Chinese companies (H-shares) listed on the Hong Kong Stock Exchange and included in HSMLCI index.

Shanghai Stock Exchange 180 Index
The Shanghai Stock Exchange 180 'A' Share Index is a capitalization-weighted index. The index tracks the daily price performance of the 180 most representative 'A' share stocks listed on the Shanghai Stock Exchange.

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532 www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: (1) 212 258 1900 Fax: (1) 212 258 1919